FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	Consolidated Financial Results for the Nine months ended December 31, 2013 which was filed with the Tokyo Stock Exchange on February 6, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: February 6, 2014	By:	/s/ Takuya Kozuki
	Name:	Takuya Kozuki
	Title:	Representative Director, President

Consolidated Financial Results

for the Nine months ended December 31, 2013

(Prepared in Accordance with U.S. GAAP)

February 6, 2014

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.co.jp/en
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, and London Stock Exchange
Representative:	Takuya Kozuki, Representative Director, President
Contact:	Yasuyuki Yamaji, Corporate Officer, General Manager, Corporate Planning (Phone: +81-3-5771-0222)
Beginning date of dividend payment:	-
Adoption of U.S. GAAP:	Yes

(Amounts are rounded to the nearest million)

1. Consolidated Financial Results for the Nine months ended December 31, 2013

(1) Consolidated Results of Operations

	(Millions of Yen, except percentages and per share amounts)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION
Nine months ended December 31, 2013	155,946	7,388	9,174	5,055
Year-on-year changes (%)	(2.6)%	(50.5)%	(37.5)%	(42.7)%
Nine months ended December 31, 2012	160,151	14,920	14,672	8,821
Year-on-year changes (%)	(17.7)%	(51.7)%	(51.1)%	(48.3)%

Note:	Comprehensive income attributable to KONAMI CORPORATION
	Nine months ended December 31, 2013:	¥7,728 million	a year-on-year decrease of 24.6%
	Nine months ended December 31, 2012:	¥10,248 million	a year-on-year decrease of 33.3%

	Basic net income attributable to KONAMI CORPORATION per share (yen)	Diluted net income attributable to KONAMI CORPORATION per share (yen)
Nine months ended December 31, 2013	36.47	36.47
Nine months ended December 31, 2012	63.63	63.63

(2) Consolidated Financial Position

	(Millions of Yen, except percentages)
	Total assets	Total equity	KONAMI CORPORATION stockholders’ equity	KONAMI CORPORATION stockholders’ equity ratio
December 31, 2013	329,903	227,961	227,319	68.9%
March 31, 2013	322,948	225,999	225,425	69.8%

2. Cash Dividends

Record Date	Cash dividends per share (yen)
	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended March 31, 2013	—	25.00	—	25.00	50.00
Year ending March 31, 2014	—	17.00	—
Year ending March 31, 2014				17.00	34.00
-Forecast-

Note:	Recently announced changes in dividend forecasts for the fiscal year ending March 31, 2014 during the nine months ended December 31, 2013: None

3. Consolidated Earnings Forecast for the Year Ending March 31, 2014

	(Millions of Yen, except percentages and per share data)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share (yen)
Year ending March 31, 2014	210,000	10,000	11,500	6,500	46.89
% change from previous year	(7.1)%	(54.3)%	(47.5)%	(50.7)%

Note:	Recently announced changes in earnings forecasts for the fiscal year ending March 31, 2014 during the nine months ended December 31, 2013: Yes

4. Other

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation): None

(2) Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures and reporting policies for consolidated financial statements

1.	Changes accompanying amendment of accounting standard: Yes

2.	Other: Yes

Note:  Please refer to page 13 for details.

(4) Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	As of December 31, 2013	143,500,000	shares
	As of March 31, 2013	143,500,000	shares
2.	Number of Treasury Stock:
	As of December 31, 2013	4,886,832	shares
	As of March 31, 2013	4,881,940	shares
3.	Average number of shares outstanding:
	Nine months ended December 31, 2013	138,615,575	shares
	Nine months ended December 31, 2012	138,619,373	shares

Information Regarding the Quarterly Review Procedures:

This report is outside the scope of the procedures for review of quarterly consolidated financial statements as required under the Financial Instruments and Exchange Act of Japan. The aforementioned procedures have not been completed for the quarterly financial statements included in this document as of the time of disclosure of this document.

Cautionary Statement with Respect to Forward-Looking Statements and Other Matters:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) the timing of the release of new game titles and products, especially game titles and products that are part of historically popular series; (v) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & Systems business; (vi) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vii) regulatory developments and changes and our ability to respond and adapt to those changes; (viii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (ix) the outcome of existing contingencies.

Please refer to pages 9, 10, 11 and 12 for further information regarding our business forecasts.

The Company disclosed the supplemental data for the consolidated financial statements via the Company’s website on February 6, 2014.

1. Business Performance

1. Analysis of Business Performance

(1) Business Overview

Although the economic environment remains uncertain due to a variety of factors including the Japanese government’s recent decision to raise the consumption tax, the business environment surrounding the Konami Group shows positive signs as personal consumption is expected to rebound due to the anticipated effects of government stimulus, improvement in the export environment prompted by the continuing depreciation of the yen, and optimism following the news that Tokyo will host the 2020 Olympic and Paralympic Games. In overseas markets, while there is uncertainty surrounding emerging markets, including the slowing growth rate in China, the European and U.S. economies have shown signs of recovery, including indications of a gradual recovery in the U.S. and signs that problems surrounding sovereign debt in Europe have begun to stabilize to some extent.

In the entertainment market, with improving performance in mobile devices due to the rapid spread of smartphones and tablet PCs and the development of information and telecommunications infrastructure, game platforms continue to diversify while next-generation game consoles are being released and business opportunities in the game industry are increasing. The gaming business is expected to continue to grow. In overseas markets, the development of tourist resources will help to spread the casino market internationally, while in Japan, the decision to hold the 2020 Olympic and Paralympic Games in Tokyo increased expectations that the Japanese government will pass legislation to legalize casinos.

In the health and fitness industry, there is a growing health consciousness throughout society, especially among senior citizens and women, who year after year have shown an increasing tendency to focus their leisure activities on improving health and physical strength. We continue to see growing health-consciousness, a preference for sports and an interest in preventing the need for nursing care in old age.

Against this background, in the Digital Entertainment segment of Konami Group, content for social networks, including DRAGON COLLECTION, continued to grow. Meanwhile, computer and video game titles sold steadily, including the release of WORLD SOCCER Winning Eleven 2014 (known in the U.S. and Europe as Pro Evolution Soccer 2014), the latest title in the WORLD SOCCER Winning Eleven series, and JIKKYOU PAWAFURU PUROYAKYU 2013.

In our Health & Fitness segment, based on the concept “you can continue”, we updated our services for Konami Sports Clubs and we introduced a new pricing plan, which enables customers to select a pricing plan based on the number of times they use our facilities. We also made it easier for customers to use more than one facility. We intend to promote and spread services supporting the concept “you can continue”.

In our Gaming & Systems segment, sales of products such as the Podium video slot machine and the Advantage mechanical slot machine series continued to be received favorably mainly in the U.S. market.

In the Pachinko and Pachinko Slot Machines segment, we launched the latest title in the popular series of pachinko slot machines MAGICAL HALLOWEEN 4, and sales in this segment were stable.

In terms of the consolidated results for the nine months ended December 31, 2013, net revenues amounted to ¥155,946 million (a year-on-year decrease of 2.6%), operating income was ¥7,388 million (a year-on-year decrease of 50.5%), income before income taxes and equity in net income of affiliated company was ¥9,174 million (a year-on-year decrease of 37.5%), and net income attributable to KONAMI CORPORATION was ¥5,055 million (a year-on-year decrease of 42.7%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen except percentages
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	% change
Digital Entertainment	¥80,568	¥71,601	(11.1)
Health & Fitness	60,022	57,496	(4.2)
Gaming & Systems	16,599	22,297	34.3
Pachinko & Pachinko Slot Machines	3,454	5,038	45.9
Eliminations	(492)	(486)	(1.2)

Consolidated net revenues	¥160,151	¥155,946	(2.6)

Digital Entertainment

Content for social networks including DRAGON COLLECTION, SENGOKU COLLECTION, Professional Baseball Dream Nine series, World Soccer Collection and CROWS×WORST series continued to enjoy steady sales and contributed to our revenue. The number of users of these games has increased steadily due to the development of native applications for smart devices. Star Wars™: Force Collection, which we are distributing in overseas markets, has also benefitted from the development of a native application.

As for computer and video games, we released the latest title in the WORLD SOCCER Winning Eleven series, WORLD SOCCER Winning Eleven 2014 (known in the U.S. and Europe as Pro Evolution Soccer 2014), in Japan after its release in the U.S. and Europe. In addition, JIKKYOU PAWAFURU PUROYAKYU 2013, which included downloadable content, received favorable reviews.

Amusement arcade video games continued to generate solid revenue due to the stable operation of the e-AMUSEMENT Participation system titles and the steady shipment of the large-scale mass-medal arcade games. We also began to operate MAH-JONG FIGHT CLUB: Itadaki no Jin, the latest title in the MAH-JONG FIGHT CLUB series, and WORLD SOCCER Winning Eleven ARCADE CHAMPIONSHIP 2014, which is equipped with a new game system based on FOX ENGINE, a game engine (a basic game program) developed in-house. Meanwhile, the total number of cards shipped for use with a kids’ card game machine, Monster Retsuden ORECA BATTLE, has surpassed 50 million, and its new version, ORECA BATTLE – Episode 7, received favorable reviews. In addition to the ORECA BATTLE amusement arcade machines, we seek to boost to our market value by expanding across a broad range of media, including smartphone applications with connectivity to the main game and the monthly manga serialized in a monthly boys’ comics magazine. Furthermore, we held the KONAMI Arcade Championship 2013, a competition to decide the ultimate champions of KONAMI arcade games, in which approximately 170,000 players from around the country participated in 20 categories. This contributed to improved content-value.

The Yu-Gi-Oh! TRADING CARD GAME series, which is popular in the global market, continued to perform strongly and contributed to our revenue due to its strong popularity in various parts of the world.

Furthermore, at the exciting KONAMI Nippon Series 2013, the national baseball championship, which we sponsored, we held in-game events for baseball fans linked in real time to the baseball game and events utilizing our baseball-themed content for social networks, computer and video games and amusement arcade video games including Professional Baseball Dream Nine and JIKKYOU PAWAFURU PUROYAKYU 2013.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2013 in this segment amounted to ¥71,601 million (a year-on-year decrease of 11.1%).

Health & Fitness

In our Konami Sports Clubs, with growing health consciousness among consumers and stronger interest in preventing the need for nursing care in old age, we set a vision, called “Total Health Partner”, with the aim of establishing ourselves as not only providing places for exercise but also becoming the most reliable provider of a wide range of health and body services for all of our customers, from children to senior citizens. In addition, we upgraded our services in line with a concept called “So you can continue everything”, which we consider to be an important part of our business plan in this segment.

Responding to customer demands for “easier ways to access and continue our services” and for “more customized pricing plans”, we introduced new pricing plans which enable customers to select a plan based on the number of times per week they need to use our services to meet their goals at their pace. These plans also enable customers to easily use more than one facility. In addition to MY Fit Planner, a counseling system offering the most suitable training method and a continuous fitness life plan for each customer, we added a new way for customers to check the frequency of their training in order to offer training programs which let even light-using customers continue easily and experience the effects of their training. Moreover, we also began to offer programs other than training programs in our facilities that allow customers to train in their homes and began providing nutrition advice in order to help enhance our customers’ overall health. We also plan to enable Konami Sports Club members to reserve a MY Fit Planner counseling session through our website, in order to allow our customers to use this service more conveniently.

We also introduced personal programs for customers who need to reduce stress and relax their mind and body. For example, Personal Stretch is designed to promote recovery from physical fatigue and prevent shoulder stiffness by increasing blood circulation and body flexibility. Core Training helps to comfortably build up daily physical strength and strengthens customers’ cores, regardless of age or sex. These programs aim to respond to the various needs of our customers.

In Undo-jyuku, the school programs for children, we changed the name of junior funk, a series of dance lesson programs for children, to Dancing Stars and reworked the concept of the programs with a focus on dancing in order to develop the body and mind. With the increasing demand for dancing schools since dancing became a required subject of the compulsory education curriculums in Japan, we are offering step-up style dance programs to meet each goal, from beginners to children who would like to develop their skills. We also fully redesigned our dance recitals as Dancing Stars’ Dance Challenge, where children can demonstrate their progress. We intend to continue to support dance and healthy growth for children.

With respect to the management of facilities outsourced to Konami Group, using the know-how and accomplishments in operation and guidance accumulated over the years, we commenced management of 17 facilities including public sports facilities in Kamakura City, Kanagawa Prefecture and Oita City, Oita Prefecture. We are working to promote the health of residents in local communities through the operation of public facilities in all regions.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2013 in this segment amounted to ¥57,496 million (a year-on-year decrease of 4.2%).

Gaming & Systems

In the North American market, the Podium video slot machine, which has become a staple item, and the Advantage mechanical slot machine series continued to enjoy favorable sales. We expanded our lineup of premium products, which have been met with high expectations from players, by introducing products such as Podium Goliath, which increased the size of Podium, a product that is subject to a participation agreement (in which profits are shared with casino operators). We also launched SYNKROS, a new-generation Konami Casino Management System enhanced with various new functions.

In the Oceania market, we continue to distribute Podium. Full-scale marketing is also in progress in Asia, Central and South America and Europe, where we are working on building distribution networks.

At SAGSE 2013, the largest trade expo of the South American casino industry in Buenos Aires, Argentina, we displayed gaming machines boasting what we believe is tremendous entertainment value, including the first introduction of Podium Goliath in South America. We also displayed SeleXion, which is a multi-game-series-compatible cabinet, and Mystical Merrow, which was created for the 3D-compatible next-generation platform KP3. These exhibits received positive reviews.

In terms of financial performance, consolidated net revenues for the nine months ended December 31, 2013 in this segment amounted to ¥22,297 million (a year-on-year increase of 34.3%).

Pachinko & Pachinko Slot Machines

In the Pachinko and Pachinko Slot Machines business, we released a new pachinko slot machine, MAGICAL HALLOWEEN 4, the latest title in the MAGICAL HALLOWEEN series, which was received favorably in the market for its original content, and this machine received high acclaim. This title continued to perform steadily in the market, and we received additional orders from operators.

In terms of financial performance, consolidated net revenue for the nine months ended December 31, 2013 in this segment amounted to ¥5,038 million (a year-on-year increase of 45.9%).

2. Consolidated Financial Position

(1) Total Assets, Total Liabilities and Total KONAMI CORPORATION Stockholders’ Equity

Total Assets:

Total assets amounted to ¥329,903 million as of December 31, 2013, increasing by ¥6,955 million compared with March 31, 2013. This increase mainly resulted from increases in inventories and property and equipment despite decreases in cash and cash equivalents and trade notes and accounts receivable.

Total Liabilities:

Total liabilities amounted to ¥101,942 million as of December 31, 2013, increasing by ¥4,993 million compared with March 31, 2013. This increase primarily resulted from proceeds from new issuance of bonds despite maturity redemption of bonds and a decrease in accrued income taxes due to payments for income taxes.

Total KONAMI CORPORATION Stockholders’ Equity:

Total KONAMI CORPORATION stockholders’ equity amounted to ¥227,319 million as of December 31, 2013, increasing by ¥1,894 million compared with March 31, 2013. This mainly resulted from an increase in accumulated other comprehensive income (loss) including foreign currency translation adjustments. KONAMI CORPORATION stockholders’ equity ratio was 68.9%, decreasing by 0.9 points compared with March 31, 2013.

(2) Cash Flows

	Millions of Yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	Change
Net cash provided by operating activities	¥2,761	¥4,180	¥1,419
Net cash used in investing activities	(9,474)	(23,504)	(14,030)
Net cash provided by (used in) financing activities	(11,928)	2,621	14,549
Effect of exchange rate changes on cash and cash equivalents	336	768	432
Net decrease in cash and cash equivalents	(18,305)	(15,935)	2,370

Cash and cash equivalents, end of the period	¥58,146	¥47,734	¥(10,412)

Cash and cash equivalents (hereafter, referred to as “Net cash”), as of December 31, 2013, amounted to ¥47,734 million, a decrease of ¥15,935 million compared to the year ended March 31, 2013, and a year-on-year decrease of 17.9%.

Cash flow summary for each activity for the nine months ended December 31, 2013 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥4,180 million for the nine months ended December 31, 2013, a year-on-year increase of 51.3%. This primarily resulted from a decrease in the payment amount of income tax and an increase in deferred revenue, which offset an increase in inventories and a decrease in net income.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥23,504 million for the nine months ended December 31, 2013, a year-on-year increase of 148.1%. This mainly resulted from an increase in capital expenditures for property and equipment.

Cash flows from financing activities:

Net cash provided by financing activities amounted to ¥2,621 million for the nine months ended December 31, 2013, (used in ¥11,928 million for the nine months ended December 31, 2012). This primarily resulted from proceeds from new issuance of bonds.

3. Outlook for the Fiscal Year Ending March 31, 2014

Digital Entertainment

With the spread of smartphones and tablet PCs worldwide, the available means of providing game software continue to diversify, and opportunities to reach an even greater audience for game software are increasing. Against this background, our belief is that we can increase the number of “outlets” for the Konami Group’s game content by taking advantage of opportunities presented by the emergence of new devices and developing our business around game content. We intend to develop ways of playing games that match the characteristics of each device.

As for content for social networks, we are further focusing our managerial resources on the development of content that we believe will become major hits in order to produce more hit content. Looking ahead, we will continue to expand our lineup, utilizing previously established production and operational expertise and rich content resources. We also intend to develop more for new global platforms not only for markets in the U.S. and Europe but also for Asian markets. We also plan to enhance new releases with attractive content by creating synergies with established content.

As for computer and video games, we will focus our efforts on continued global development utilizing the production know-how of the Konami Group, while also continuing the production of content for selected existing titles, and continue to strive towards producing hit titles by leveraging existing content. Based on this strategy, we plan to release the latest title in the METAL GEAR series, METAL GEAR SOLID V: GROUND ZEROES, worldwide with multiple platforms including the next-generation consoles, and Castlevania: Lords of Shadow 2. In addition, we intend to release new games in the popular series PROFESSIONAL BASEBALL SPIRITS 2014 and NEW LOVEPLUS PLUS.

As for amusement arcade machines, Konami Group intends to work to revitalize the amusement arcade industry by providing new entertainment that can be enjoyed only at an amusement facility through “interpersonal communication” using the e-AMUSEMENT system. As measures to stimulate community for game users, we intend to develop the new community service, eAMUSEMENT application, added to existing eAMUSEMENT community site services. We also intend to promote ways of playing games that integrate each amusement machine with smart devices that have recently been spreading rapidly. As another measure to diversify our revenue from amusement facilities, we are promoting the continual development of equipment compatible with the PASELI e-money service and e-AMUSEMENT Participation as well as enhancements to and the expansion of various services. With the aim of further improving content-value, we aim to provide products and services with strong content for Monster Retsuden ORECA BATTLE and DRAGON COLLECTION – The Ambition of The Pepper Gang. We expect further market recognition of these titles to increase, partly due to the decision to develop “anime” cartoon series based on these titles.

As for card games, we will continue the global development of the Yu-Gi-Oh! TRADING CARD GAME series.

Health & Fitness

In our Health and Fitness business, we will continually aim to accurately grasp the needs of our increasingly diverse customer base and offer a new lifestyle with the aim of creating value-added Konami Sports Clubs. The public has become more aware of the importance of health and fitness as Japan’s population continues to age and the government takes measures to combat lifestyle diseases and develops new plans for boosting the healthy-prolonged-aging industry as part of a governmental growth strategy. We believe that we will be able to continue to operate fitness clubs and develop and market health and fitness equipment, while also continuing to promote good health in the future to various types of potential customers in various age ranges.

Amidst the growing demands from various types of customers, we intend to update our studio programs for Konami Sports Clubs. We intend to develop the following three low-intensity studio programs in order to help prevent locomotive syndrome and decreases in mobility. Step Up uses slow-paced up and down movements to build customers’ physical strength and burn fat. Locomo Fit promotes youthful bodies and mobility by training the entire body, with a special focus on the thigh area. Locomo Core uses core training to improve posture and mobility.

Under the supervision of a brain scientist, we also developed KONAMI METHOD, in which we incorporated scientific research regarding continuing exercises and the Konami Group’s accumulated know-how relating to exercises and health promotion. We intend to continue to support each customer in the achievement of his or her personal goals, including by offering flexible plans based on the number of times using our facilities and by providing exercises best suited to each individual’s lifestyle, centered around the theme “you can continue”. Individualized guidance is based on 15 Advice Sheets, which include useful information such as the leading five purposes for each exercise and guidance regarding the recommended number of times to use our facilities.

By leveraging our strengths in the operation of more than 300 large-scale sports clubs in Japan, we intend to continue updating our services as a “Total Health Partner” with our concept “you can continue”, which is one of the most important ideas in achieving health by helping customers to maintain and enhance their health in various situations whether in or outside our facilities. We also intend to establish ourselves as the most reliable partner in daily life for all of our customers in every aspect of their health and body.

Gaming & Systems

In regard to slot machine sales, we will promote the strengthening of sales together with product expansion, focusing on Podium video slot machines, which have received positive reviews, and slot machines mounted with KP3, a software-controlled next generation platform capable of real-time, high-resolution 3D graphics. For our mechanical slot machines, we will continue to aggressively promote sales of the Advantage series. Furthermore, we intend to stabilize our operational results by increasing periodical income through the expansion of participation agreements as part of our strategy of profit sharing with operators and adequately respond to the market as well as enhance sales and address the needs of casino operators by expanding our products. In the Asian, Central and South American and European markets, we plan to continue to develop sales by adapting to local needs.

Furthermore, the large-size multi-station cabinet Titan 360 was produced by leveraging our know-how and accomplishments in the amusement industry accumulated over the years with collaborative efforts bringing together the technology in both our gaming and amusement divisions. Titan 360 was licensed by New Jersey and first began to operate in Atlantic City. This cabinet, with its extremely entertaining features, was highly acclaimed and stood out from competing products. We intend to introduce Titan 360 in other states, upon approval of the relevant licenses.

Meanwhile SYNKROS, which is a brand-new and new-generation Konami Casino Management System enhanced with various new functions, has received positive reviews by major operators at various trade shows and business conferences. Looking ahead, we intend to actively pursue sales in other markets and make efforts to enhance product strength while developing new product features.

Pachinko & Pachinko Slot Machines

As for the Pachinko Slot Machines, we had resale orders for MAGICAL HALLOWEEN 4 again, and in January 2014 we launched GEKITO!SAIYUKI, which is the first pachinko slot machine to be equipped with customized moving game parts. These machines continued to receive high acclaim.

We will also continue to focus on the production and sale of pachinko slot and pachinko machines, utilizing original content from the Konami Group, in the period ending December 2013 and after.

Also, we revised our consolidated earnings forecast for the fiscal year ending March 31, 2014 as set forth below mainly due to a delay in the development of native applications for content for social networks in our Digital Entertainment segment, a repetition of the advance investment including the transition to new membership plans and the introduction of the new services in our Health & Fitness segment and a postponement until the next fiscal year of the release of certain titles for pachinko and pachinko slot machines which we had planned to release in the three-month-period ended March 31, 2014.

Meanwhile, we predict a year-on-year increase in revenues and income in our Gaming & System segment due to a continuation of steady sales of slot machines and the casino management systems in the U.S. market.

Please refer to “News Release: KONAMI CORPORATION Announces Revision of the Consolidated Forecast for the Fiscal Year Ending March 31, 2014” announced today, on February 6, 2014, for further details.

< Consolidated Earnings Forecast for the Year Ending March 31, 2014 >

	(Millions of yen, except percentages)
	Year ending March 31, 2014		Results for the year ended March 31, 2013	% change from previous year
	Previous forecast	Revised forecast
Net revenues	¥232,000	¥210,000	¥225,995	(7.1)%
Operating income	27,000	10,000	21,875	(54.3)%
Income before income taxes and equity in net income of affiliated company	26,000	11,500	21,915	(47.5)%
Net income attributable to KONAMI CORPORATION	15,500	6,500	13,174	(50.7)%

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and may be materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2. Other

1. Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation):

None

2. Adoption of simplified methods in accounting principles for quarterly consolidated financial statements:

None

3. Changes in accounting principles, procedures and reporting policies:

New Accounting Pronouncements Adopted

Effective April 1, 2013, KONAMI has adopted Accounting Standards Update (“ASU”) 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. ASU 2013-02 requires the presentation of the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. This ASU only updates disclosure requirements.

Change in Depreciation Method

Previously, the Company and its domestic subsidiaries had principally used the declining-balance method for computing depreciation expense of property and equipment. Effective April 1, 2013, the Company and its domestic subsidiaries changed their depreciation method to the straight-line method in order to appropriately reflect recent changes in the business environment. In the Health & Fitness Segment, management has decided to limit new capital expenditures for additional facilities and has begun implementing a new strategy to improve retention for the longer-term membership. This will enable the Company to achieve a more stable utilization of the existing facilities. In addition, in other segments, the products and services have generally begun generating consistent revenue and the centralization and enhancement of the production and manufacturing systems have resulted in a change in the pattern of consumption, and it better reflects the future economic benefit from the usage of the property and equipment. The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the nine months ended December 31, 2013 decreased by approximately ¥590 million, and net income attributable to KONAMI CORPORATION and basic net income attributable to KONAMI CORPORATION per common share increased by ¥366 million and ¥2.64, respectively.

3. Consolidated Financial Statements

1. Consolidated Balance Sheets (Unaudited)

	Millions of Yen
	March 31, 2013		December 31, 2013
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥63,669		¥47,734
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥683 million at March 31, 2013 and ¥446 million at December 31, 2013	33,066		25,090
Inventories	26,349		37,449
Deferred income taxes, net	20,749		19,791
Prepaid expenses and other current assets	9,650		13,057

Total current assets	153,483	47.5	143,121	43.4
PROPERTY AND EQUIPMENT, net	62,651	19.4	81,392	24.6
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	440		526
Investments in affiliate	2,247		2,258
Identifiable intangible assets	42,225		41,990
Goodwill	21,934		21,990
Lease deposits	26,625		26,512
Deferred income taxes, net	1,875		1,369
Other assets	11,468		10,745

Total investments and other assets	106,814	33.1	105,390	32.0

TOTAL ASSETS	¥322,948	100.0	¥329,903	100.0

	Millions of Yen
	March 31, 2013		December 31, 2013
		%		%
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	¥4,681		¥5,108
Current portion of long-term debt	5,000		—
Current portion of capital lease and financing obligations	2,166		2,089
Trade notes and accounts payable	14,443		11,150
Accrued income taxes	4,104		527
Accrued expenses	19,971		18,564
Deferred revenue	5,464		8,373
Other current liabilities	3,683		5,030

Total current liabilities	59,512	18.4	50,841	15.4

LONG-TERM LIABILITIES:
Long-term debt, less current portion	—		15,000
Capital lease and financing obligations, less current portion	22,588		21,024
Accrued pension and severance costs	1,531		1,429
Deferred income taxes, net	4,424		4,294
Other long-term liabilities	8,894		9,354

Total long-term liabilities	37,437	11.6	51,101	15.5

TOTAL LIABILITIES	96,949	30.0	101,942	30.9

COMMITMENTS AND CONTINGENCIES

EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value-
Authorized 450,000,000 shares;
issued 143,500,000 shares at March 31, 2013 and December 31, 2013	47,399	14.7	47,399	14.4
Additional paid-in capital	74,175	23.0	74,175	22.5
Legal reserve	284	0.1	284	0.1
Retained earnings	113,808	35.2	113,041	34.2
Accumulated other comprehensive income (loss)	1,009	0.3	3,682	1.1
Treasury stock, at cost- 4,881,940 shares at March 31, 2013 and 4,886,832 shares at December 31, 2013	(11,250)	(3.5)	(11,262)	(3.4)

Total KONAMI CORPORATION stockholders’ equity	225,425	69.8	227,319	68.9

Noncontrolling interest	574	0.2	642	0.2

TOTAL EQUITY	225,999	70.0	227,961	69.1

TOTAL LIABILITIES AND EQUITY	¥322,948	100.0	¥329,903	100.0

2. Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Millions of Yen
	Nine months ended December 31, 2012		Nine months ended December 31, 2013
		%		%
NET REVENUES:
Product sales revenue	¥68,399		¥65,931
Service and other revenue	91,752		90,015

Total net revenues	160,151	100.0	155,946	100.0

COSTS AND EXPENSES:
Costs of products sold	40,625		39,982
Costs of services rendered and others	66,782		68,044
Selling, general and administrative	37,824		40,532

Total costs and expenses	145,231	90.7	148,558	95.3

Operating income	14,920	9.3	7,388	4.7

OTHER INCOME (EXPENSES):
Interest income	141		234
Interest expense	(991)		(891)
Foreign currency exchange gain (loss), net	725		2,457
Other, net	(123)		(14)

Other income (expenses), net	(248)	(0.1)	1,786	1.2

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	14,672	9.2	9,174	5.9
INCOME TAXES	5,735	3.6	4,082	2.6
EQUITY IN NET INCOME OF AFFILIATED COMPANY	7	0.0	31	0.0

NET INCOME	8,944	5.6	5,123	3.3
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	123	0.1	68	0.1

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥8,821	5.5	¥5,055	3.2

Consolidated Statements of Comprehensive Income

	Millions of Yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2013
Net income	¥8,944	¥5,123

Other comprehensive income, net of tax:
Foreign currency translation adjustments	1,375	2,617
Net unrealized gains on available-for-sale securities	50	55
Pension liability adjustment	2	1

Other comprehensive income	1,427	2,673

Comprehensive income	10,371	7,796

Comprehensive income attributable to the noncontrolling interest	123	68

Comprehensive income attributable to KONAMI CORPORATION	¥10,248	¥7,728

Per Share Data

	Yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2013
Basic net income attributable to KONAMI CORPORATION per share	¥63.63	¥36.47
Diluted net income attributable to KONAMI CORPORATION per share	63.63	36.47

Weighted-average common shares outstanding	138,619,373	138,615,575
Diluted weighted-average common shares outstanding	138,619,373	138,615,575

3. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2013
Cash flows from operating activities:
Net income	¥8,944	¥5,123
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,732	8,035
Provision for doubtful receivables	(183)	(128)
Gain or loss on sale or disposal of property and equipment, net	108	52
Equity in net loss (income) of affiliated company	(7)	(31)
Deferred income taxes	622	1,431
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	9,791	9,615
Decrease (increase) in inventories	(7,611)	(11,358)
Decrease (increase) in prepaid expenses	(571)	(313)
Increase (decrease) in trade notes and accounts payable	(4,539)	(4,239)
Increase (decrease) in accrued income taxes, net of tax refunds	(9,934)	(6,237)
Increase (decrease) in accrued expenses	(1,578)	(1,985)
Increase (decrease) in deferred revenue	638	2,515
Other, net	(651)	1,700

Net cash provided by operating activities	2,761	4,180

Cash flows from investing activities:
Capital expenditures, including interest capitalized	(8,283)	(23,774)
Decrease (increase) in lease deposits, net	(10)	171
Acquisition of business	(1,245)	—
Other, net	64	99

Net cash used in investing activities	(9,474)	(23,504)

Cash flows from financing activities:
Net increase (decrease) in short-term borrowings, net	1,782	200
Proceeds from issuance of bonds	—	15,000
Redemption of bonds	(5,000)	(5,000)
Principal payments under capital lease and financing obligations	(1,933)	(1,678)
Dividends paid	(6,774)	(5,804)
Other, net	(3)	(97)

Net cash provided by (used in) financing activities	(11,928)	2,621

Effect of exchange rate changes on cash and cash equivalents	336	768
Net decrease in cash and cash equivalents	(18,305)	(15,935)
Cash and cash equivalents, beginning of the period	76,451	63,669

Cash and cash equivalents, end of the period	¥58,146	¥47,734

4. Going concern assumption:

None

5. Significant changes in the stockholders’ equity:

None

6. Segment Information (Unaudited)

(1) Segment information

Nine months ended December 31, 2012	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥80,102	¥59,998	¥16,599	¥3,452	—	¥160,151
Intersegment	466	24	—	2	¥(492)	—

Total	80,568	60,022	16,599	3,454	(492)	160,151
Operating expenses	64,984	57,956	13,002	4,307	4,982	145,231

Operating income (loss)	¥15,584	¥2,066	¥3,597	¥(853)	¥(5,474)	¥14,920

Nine months ended December 31, 2013	Digital Entertainment	Health & Fitness	Gaming & Systems	Pachinko & Pachinko Slot Machines	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥71,141	¥57,472	¥22,297	¥5,036	—	¥155,946
Intersegment	460	24	—	2	¥(486)	—

Total	71,601	57,496	22,297	5,038	(486)	155,946
Operating expenses	65,678	56,579	16,772	5,648	3,881	148,558

Operating income (loss)	¥5,923	¥917	¥5,525	¥(610)	¥(4,367)	¥7,388

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production, manufacture and sale of digital content and related products including content for social networks, online games, computer & video games, amusement and card games.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

		Gaming & Systems Segment:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

		Pachinko & Pachinko Slot Machines Segment:	Production, manufacture and sale of pachinko slot machines and pachinko machines.

	2.	“Corporate” primarily consists of administrative expenses of the Company.

	3.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

(2) Geographic information

Nine months ended December 31, 2012	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥123,639	¥24,164	¥8,485	¥3,863	¥160,151	—	¥160,151
Intercompany	8,088	2,061	103	462	10,714	¥(10,714)	—

Total	131,727	26,225	8,588	4,325	170,865	(10,714)	160,151
Operating expenses	120,298	22,588	8,853	4,330	156,069	(10,838)	145,231

Operating income (loss)	¥11,429	¥3,637	¥(265)	¥(5)	¥14,796	¥124	¥14,920

Nine months ended December 31, 2013	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
External customers	¥114,308	¥28,137	¥8,139	¥5,362	¥155,946	—	¥155,946
Intercompany	7,597	3,246	160	635	11,638	¥(11,638)	—

Total	121,905	31,383	8,299	5,997	167,584	(11,638)	155,946
Operating expenses	119,265	26,772	8,802	5,460	160,299	(11,741)	148,558

Operating income (loss)	¥2,640	¥4,611	¥(503)	¥537	¥7,285	¥103	¥7,388

For the purpose of presenting its operations in the geographic areas above, KONAMI CORPORATION and its subsidiaries attribute revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services, and attribute assets based on where assets are located.

Notes: (Unaudited)

-	The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).